FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

under the

Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: February 3, 2014

Press Release February 3, 2014

MAJOR DEVELOPMENT FOR THE COULON PROJECT

Virginia Mines Inc. (“Virginia”) (TSX:VGQ) is very pleased to announce the conclusion of an agreement with three Quebec institutional funds including SODÉMEX Développement, Limited Partnership (“SODEMEX”) (a subsidiary of the Caisse de dépôt et placement du Québec), the Fonds de solidarité des travailleurs du Québec (F.T.Q.) jointly with the Fonds regional Nord-du-Québec (the “Fonds”) and SIDEX Limited Partnership (“SIDEX”), to finance a $28M accelerated exploration program on the Coulon project.

Virginia first transferred all interests it held in the Coulon project in favour of a newly constituted subsidiary called Mines Coulon Inc. (“Mines Coulon”). In return, Virginia received common shares of Mines Coulon for a value of $42M.

Virginia and the institutional shareholders then agreed to subscribe, over a 4-year period (2014-2017), to $28M in common shares of Mines Coulon.

Subscriptions will be completed by annual instalments of $7M in the manner described hereafter: SODEMEX $2M, the Fonds $2M, SIDEX $1M and Virginia $2M.

Subsequent to these subscriptions, the partners’ respective interest will be as follows: Virginia 71.45%, SODEMEX 11.42%, the Fonds 11.42% and SIDEX 5.71%.

The institutional shareholders were granted a right to exchange 75% of their respective investment in Mines Coulon in common shares of Virginia in the case of one of the events described hereafter but no later than October 20, 2017:

Sale of the Éléonore royalty;

Change of control of Virginia;

Failure by Virginia to subscribe in Mines Coulon; or

Sale of Mines Coulon.

(hereinafter referred to as (“triggering events”)

The unit price of Virginia shares to be issued under an exchange will be equal to the volume-weighted average price for the five (5) trading days preceding a triggering event.

“The investment of Sodémex Développement attests to the great potential for additional discoveries at Coulon, has declared Carl Gilbert, Investment director of Sodémex Développement. With this investment that meets all our selection criteria, we support an experienced management team with an impressive track record”. André Gaumond, president of Virginia, states that he «is very pleased to be associated with these exceptional partners to fully evaluate the potential of this unique project in Québec».

In the event of the sale of Mines Coulon, the shareholders have agreed to a royalty as follows: a) the first 0.5% exclusive to Virginia; and b) the remaining balance to be divided between the shareholders in proportion to their respective interest in Mines Coulon.

Virginia will be the operator.

The transaction has been conditionally approved by the Toronto Stock Exchange.

The Coulon Project

The Coulon project holds the most important undeveloped copper-zinc-silver resource in Québec (43-101-compliant resource estimate published on April 14, 2009: indicated resource of 3,675,000 tonnes and inferred resource of 10,058,000 tonnes). The Coulon project comprises 498 mining claims covering a surface of 24,767.12 hectares. It is host to 8 lenses and is part of one of the most important felsic volcanic belts (>70 km2) ever discovered in Québec. Last year, Virginia discovered Lens 257 (the richest one to date), which returned intersections of 9.48% Zn, 3.11% Cu and 46.16 g/t Ag over 15.7 metres (CN-13-271) and 14.65% Zn,

2.04% Cu and 35.83 g/t Ag over 7.35 metres (CN-13-273). Although relatively well located in the James Bay region, the Coulon project is nonetheless relatively far from copper-zinc smelters. It is one of the reasons, the institutional shareholders have partnered with Virginia to accelerate exploration work and grow the resources.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $40.4 million as at November 30, 2013, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 20 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President, Paul Archer, Vice-President Exploration, or Robin Villeneuve, CFO

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.